Exhibit 99.29

CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101

TO: Ontario Securities Commission.

RE:	Annual and Special Meeting of Shareholders of Applied Inventions Management Corp. (the “Corporation”) to be held on November 6, 2018 (the “Meeting”)

In connection with the Meeting, the undersigned, being an officer of the Corporation, hereby certifies for and on behalf of the Corporation, and not in her personal capacity, that:

(a)	the Corporation has made arrangements to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements of National Instrument 54-101 - “Communication with Beneficial Owners of Securities of a Reporting Issuer” (the “Instrument”);

(b)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of the Instrument to abridge the time periods prescribed by sections 2.2(1) and 2.5(1) of the Instrument applicable to the Meeting.

DATED the 21st day of September, 2018.

APPLIED INVENTIONS MANAGEMENT
CORP.

Per:	“Michael Stein”
MICHAEL STEIN
President

12199330.1